UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim St.

Herzliya,
4676670, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On June 30, 2026, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it has consummated its previously announced acquisition of Psyga Bio Ltd. (“Psyga Bio”), an Israeli advanced biotechnology company focused on the research, development and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions and wellness-focused formulations, pursuant to that certain Share Purchase Agreement, dated as of April 28, 2026 (the “Purchase Agreement”), by and among the Company, Psyga Bio and the shareholders of Psyga Bio.

The Company acquired approximately 83.40% of the issued and outstanding share capital of Psyga Bio on a fully diluted basis (the “Transaction”) in consideration for the issuance by the Company to the shareholders of Psyga Bio, by way of a private placement, of such number of unregistered American Depositary Shares (“ADSs”) as shall represent, immediately following such issuance, up to approximately 33.36% of the issued and outstanding share capital of the Company. Each ADS represents 400 ordinary shares of the Company.

In addition, as part of the Transaction, the shareholders of Psyga Bio will be entitled to receive additional ADSs (or warrants in lieu thereof) representing 8.34% of the issued and outstanding share capital of the Company upon the achievement of each of three (3) clinical and commercial milestones, up to an aggregate of 25%.

Psyga Bio will operate as a subsidiary of the Company, and the shareholders of Psyga Bio appointed one (1) representative to the Company’s board of directors out of a total of six (6) directors, including two (2) serving external directors.

The Transaction, which was approved by the Company’s Extraordinary General Meeting of Shareholders held on June 29, 2026 (the “Extraordinary General Meeting”) (including as an interested party transaction under Chapter 5 of the Israeli Companies Law, 5759-1999, as Mr. Alex Rabinovich, one of the shareholders of Psyga Bio, is also a director of the Company holding approximately 24.9% of the Company’s issued and outstanding share capital), forms part of the Company’s strategy to expand its asset portfolio with high potential IP-based assets.

In addition, the Company consummated a private placement transaction in the aggregate amount of US$1,500,000 at a purchase price of US$2.70 per ADS, subscribed for by Mr. Alexander Rabinovich and other investors (the “Private Placement”). Each investor received one (1) ADS together with 1.2 Series A Warrants (exercise price of US$2.70, subject to adjustment and reduction to US$1.70 upon the achievement of specified stock price, M&A or clinical milestones) and 1.2 Series B Warrants (exercise price of US$5.00, subject to adjustment and reduction to US$2.50 upon the achievement of specified stock price, M&A or clinical milestones), each with a five (5) year term and exercisable for cash only. In addition, Series C Warrants may be issued in connection with a subsequent down-round financing at a price per ADS below the purchase price. The Private Placement was duly approved by the Company’s shareholders at the Extraordinary General Meeting.

On June 30, 2026, the Company issued a press release announcing the closing of the Transaction and the private placement. A copy of this press release is furnished herewith as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2026	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

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